UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 15, 2018

PUNCH TV STUDIOS, INC.
(Exact name of issuer as specified in its charter)

Delaware	46-5033791
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1201 North La Brea Avenue, Suite 256, Inglewood, California 90302
(Full mailing address of principal executive offices)

909.486.4742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock

Item 9. Other Events

On January 10, 2018, the Securities and Exchange Commission issued its Order Making Findings, Specifying Procedures, and Temporarily Suspending Exemption Pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A Thereunder.

A link on the Punch TV Studios website has been created for your further review.

A copy of the Order issued by the Securities and Exchange Commission is filed as Exhibit 1 to this Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Punch TV Studios, Inc.

A Delaware Corporation

By: /s/ Joseph Collins

Name:       Joseph Collins

Title:        Chief Executive Officer

Dated:       January 15, 2018

EXHIBIT 1 to Form 1-U of Punch TV Studios, Inc. dated: January 10, 2018